October 14, 2016

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 18, 2016

File No. 1-10435

Dear Mr. Cash:

In response to your letter of September 13, 2016, we have reviewed certain of our disclosures. The comments included in your letter and our responses follow:

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

Selling, General and Administrative, page 25

Comment 1.

We note your disclosure stating SG&A expense increased in part, as a result of “the cost of protecting distributor inventory related to the price reduction in the Ruger LCP”. Please quantify the amount of this expense in future filings and also explain to us the nature of the item. It is unclear if you are providing a rebate or some other form of compensation to your distributors. As part of your response, please provide us with a comprehensive understanding of your price protection agreements with your distributors and the factors that contributed to the recognition of expense.

Response

On November 30, 2015, we reduced our selling price of the Ruger LCP pistol from $258.00 to $165.00. At that time, there were approximately 48,000 Ruger LCP pistols in the independent wholesale distributors’ (“distributors”) inventories and additional Ruger LCP pistols held by the independent retailers that sell our products.

To accelerate the timing of the price decrease throughout the distribution channel, we unilaterally decided to send, at no charge, one Ruger LCP pistol to each distributor for every two Ruger LCP pistols in the distributor’s inventory. In addition, we sent, at no charge, one Ruger LCP pistol for every three Ruger LCP pistols in an independent retailer’s inventory to any independent retailer that made such a request.

These no charge shipments effectively reduced the average cost of Ruger LCP pistols from the “old” price to the “new” price. The cost of these no charge shipments was $2.9 million, which was recorded in the fourth quarter of 2015. We will quantify the amount of this expense in our future filings.

We do not have any price protection agreements with the distributors or the independent retailers.

Definitive Proxy Statement filed March 18, 2016

Summary Compensation Table, page 29

Comment 2.

In future filings, please ensure that your table includes all required columns in the tabular format contemplated by Item 402(c) of Regulation S-K.

Response

In future filings, we will include all required columns in the tabular format contemplated by Item 402(c) of Regulation S-K.

Grants of Plan-Based Awards Table, page 32

Comment 3.

The Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under equity and non-equity incentive plans. Please provide the staff with proposed revised disclosure and revise future filings accordingly. Refer to Instruction 2 to Item 402(d) of Regulation S-K.

Response

In future filings, we will include all required columns in the tabular format contemplated by Item 402(d) of Regulation S-K.

Attached as Exhibit I, please find our proposed revised disclosure.

Outstanding Equity Awards at Fiscal Year-End 2015 Table, page 33

Comment 4.

In future filings, please ensure that you include all of the required columns in the tabular format contemplated by Item 402(f) of Regulation S-K.

Response

In future filings, we will include all required columns in the tabular format contemplated by Item 402(f) of Regulation S-K.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 319-2485.

Sincerely,

/s/ Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer

Exhibit I

GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other stock awards:	All other option awards:	Exercise Price of Option Awards or
Named Executive Officer	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of shares of stock or units (#)(3)	Number of securities underlying options (#)	Base Price of Stock Awards (4) ($/Share)	Grant Date Fair Value (5)
Michael O. Fifer	3/3/15 3/3/15	- -	- -	- -	10,436 -	10,436 -	10,436 -	- 10,436	- -	$52.70 $52.70	$550,000 $550,000
Christopher J. Killoy	3/3/15 3/3/15	- -	- -	- -	4,981 -	4,981 -	4,981 -	- 4,981	- -	$52.70 $52.70	$262,500 $262,500
Thomas A. Dineen	3/3/15 3/3/15	- -	- -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000
Mark T. Lang	3/3/15 3/3/15	- -	- -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000
Thomas P. Sullivan	3/3/15 3/3/15	- -	- -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000

Notes to Grant of Plan-Based Awards Table

(1)	Each of our executive officers received cash incentive compensation for our company-wide financial performance as a result of our achieving the pre-established targets set out in our Annual Performance-based Non-equity Incentive (the Annual Cash Bonus). No amounts are reported here because the awards for each of our executive officers under our 2015 Annual Performance-Based Non-Equity Incentive program have already been paid, and the actual amount paid to each Named Executive Officer is set forth in the 2015 Summary Compensation Table above. Our 2016 Annual Performance-based Non-equity Incentive program is discussed under “Compensation Discussion and Analysis —How are Profit Sharing and Bonuses Determined?”
(2)	This column sets forth the number of shares of Common Stock underlying the RSU awards with performance-based and time-based vesting conditions that were granted to the Named Executive Officers. If the Named Executive Officers do not satisfy the performance-based vesting conditions with respect to such RSU awards, such awards will not vest, and the Named Executive Officers will not receive any shares of Common Stock with respect to such awards. See Compensation Discussion and Analysis section titled “How are Equity Compensation Awards Determined” and “TARGET COMPENSATION TABLE” above for further information regarding the Named Executive Officers’ performance-based RSU compensation.
(3)	This column sets forth the number of shares of Common Stock underlying the RSU awards with time-based vesting conditions that were granted to the Named Executive Officers. See “What Are the Elements of the Company’s Executive Remuneration and the Objectives of Each?” above for further information.

(4)	The base price of the RSU awards was the mean of the highest and lowest sales price of the Common Stock as of the date of grant.

(5)	Amounts shown represent the total grant date fair value calculated in accordance with the provisions of FASB ASC 718, and are shown at the maximum unit value expected upon achievement of the performance or time-based goals of the awards. See Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 regarding assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules.

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